HWEL Holdings Corp.

c/o Healthwell Acquisition Corp. I

1001 Green Bay Rd, #227

Winnetka, IL 60093

November 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	HWEL Holdings Corp.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-4 (File No. 333-271952)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of HWEL Holdings Corp. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form S-4, as amended (File No. 333-271952) (the “Registration Statement”), because the Company has elected not to proceed with the public offering of securities contemplated by the Registration Statement at this time. The Registration Statement was declared effective on September 29, 2023. No securities have been issued or sold under the Registration Statement.

Please be advised that the solicitation of proxies with respect to a special meeting of stockholders of the Company, referenced in the Registration Statement, has terminated.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Lijia Sanchez, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Alyssa Rapp
Alyssa Rapp
Chief Executive Officer